Modbook We make the macOS tablets that Apple won't.mp4 (4m 47s) 2 speakers (Speaker 1, Andreas Haas)

[0:00:02] Speaker 1: They create the world around us. They're designers, photographers, filmmakers, animators, engineers, architects, creative professionals of all kinds. Their influence is seen everywhere we work, live, and play. To realize their vision, they need the right tools. For many, using a pen is an essential part of their creative process. They're at the center of a $9 billion global market that is forecast to continue to grow year over year. To keep pace with workflow and changes in technology, their hardware has to deal with power-hungry applications, high resolution image reproduction, fast turnarounds, and unforgiving client expectations. Former Apple executive Andreas Haas was the business unit manager of Apple's Newton project, a forerunner of today's iPad. Haas recognized that there was a growing need for pen-enabled Mac tablets in the professional channel. When Apple locked the iPad to its iOS mobile consumer platform, they created a niche for a pen-enabled computer running the Mac operating system. This is the only solution that allows professionals to run the same applications they rely on every day. Haas decided to address this need in the marketplace, and by 2008, the first generation Modbook was born. In 2012, Haas led a team with former Apple and industry executives to launch Modbook Inc. Today, Modbook has established a strong brand with a proven record of manufacturing, serving customers in 70 countries. With the launch of the Modbook Pro, the company began to build out tests and optimize its business infrastructure to prepare for the next phase of operations. The Modbook Pro is the only fully compatible computer tablet available anywhere that could run any Mac OS application including those that creative pros use. This year, Modbook completed development of its new flagship product, the Modbook Pro X. Built to take advantage of Apple's newest generation MacBook Pro, the new Modbook Pro X upgrades the Modbook Pro from a 13-inch display to Apple's latest 15.4 inch retina display. The display can rotate from landscape mode to portrait mode to accommodate specialized applications, and the system can accommodate up to three external monitors. The Pro X is available with the fastest, largest internal flash storage in the industry, with up to six terabytes of capacity, more than three times what's available on the latest top of the line MacBook Pro. Pen touch and sensitivity meet the highest standards for professional applications, and a number of its exclusive features aren't available on any other tablet. These include the new Apple touch bar, a multi-touch display strip for dynamic interface controls. Displaying images instead of keys makes remembering shortcuts a thing of the past, and activities like scrolling video or adjusting color easier and more intuitive. Modbook will be the first to market with this feature on any tablet computer. Modbook's touchpad remote with a laptop style, multi-touch track pad and six programmable buttons is first to ergonomically engage the otherwise idle, non-dominant hand. A variable position keyboard stand converting the Pro X from a pen tablet to a powerful mobile laptop and desktop workstation eliminating the need for multiple devices. What all of these features offer to the creative user is flexible mobility. The user can take the same powerful device from desktop to meetings to travel in one convenient package without sacrificing anything in processing power, application compatibility, or storage. With proven success in transitioning the current Modbook Pro from R&D to production yielding $2.8 million in orders from 70 countries, and a highly successful Modbook Pro X Kickstarter campaign, Modbook Inc. has demonstrated it is well-positioned to compete in the $9 billion pen hardware market. The company projects a $1.9 billion market opportunity.

[0:04:20] Andreas Haas: Hi. I'm Andreas Haas, the founder and creator of Modbook Inc. We have dedicated everything we have done so far to create and secure a solid starting position in this market segment. As an investor, we believe you now have an ideal opportunity to participate in our success. We invite you to join us on this journey. [0:04:38]